Exhibit 99.1

LightInTheBox Reports Third Quarter 2017 Financial Results

Net Revenues Increase 19.8% Year-over-Year

Conference Call to be Held at 8:00AM ET on December 13, 2017

Beijing, China, December 13, 2017 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter of 2017.

Financial and Operational Highlights

•                      Net revenues increased 19.8% year-over-year to $77.1 million, at the higher end of the Company’s guidance

•                      Sales made through mobile devices increased 53.7% year-over-year. Sales made through the Company’s mobile app increased 119.8% year-over-year

•                      Fulfillment expenses as a percentage of revenues decreased to 5.4% from 6.0% during the same period last year

•                      General and Administrative expenses as a percentage of revenues decreased to 8.6% from 12.2% during the same period last year

•                      Net loss was $1.8 million compared to $2.3 million during the same period last year

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We are pleased with our financial and operational results during the quarter which continue to be driven by our strategy to strengthen supply chain management, improve customer satisfaction and enhance the mobile user experience on our platforms. We saw strong growth momentum in strategic emerging markets including India, Brazil and the Gulf Cooperation Council with more localized product offerings as well as logistics and payment solutions.”

Third Quarter 2017 Financial Results

Net revenues increased 19.8% year-over-year to $77.1 million from $64.4 million in the same quarter of 2016. Net revenues from product sales were $72.4 million, compared with $56.0 million in the same quarter of 2016. Net revenues from service and others were $4.7 million, compared with $8.4 million in the same quarter of 2016. As a percentage of net revenues, service and others accounted for 6.1% during the third quarter of 2017.

Total orders of product sales were 1.7 million for the third quarter of 2017, compared with 1.4 million in the same quarter of 2016. Total number of product sales customers was 1.3 million for the third quarter of 2017, compared with 1.1 million in the same quarter of 2016.

Product sales in the apparel category were $25.7 million for the third quarter of 2017, compared with $19.1 million in the same quarter of 2016. As a percentage of product sales, apparel revenues accounted for 35.5% for the third quarter of 2017, compared with 34.1% in the same quarter of 2016. Product sales from other general merchandise were $46.7 million for the third quarter of 2017.

Product sales from Europe were $38.4 million for the third quarter of 2017, compared with $28.8 million in the same quarter of 2016, representing 53.0% of total product sales for the third quarter of 2017. Product sales from North America were $17.7 million, compared with $16.5 million in the same quarter of 2016, representing 24.5% of total product sales for the third quarter of 2017, while product sales from other countries were $16.3 million, representing 22.5% of total product sales for the same quarter.

Total cost of revenues was $50.5 million in the third quarter of 2017, compared with $41.8 million in the same period of 2016. Cost for product sales was $46.0 million in the third quarter of 2017, compared with $34.0 million in the same period of 2016. Cost for service and others was $4.5 million in the third quarter of 2017, compared with $7.8 million in the same period of 2016.

Gross profit for the third quarter of 2017 was $26.6 million, compared with $22.5 million in the same period of 2016. Gross margin was 34.5% in the third quarter of 2017, compared with 35.0% in the same quarter of 2016.

Total operating expenses in the third quarter of 2017 were $28.6 million, compared with $25.0 million in the same quarter of 2016.

•             Fulfillment expenses in the third quarter of 2017 were $4.2 million, compared with $3.9 million in the same quarter of 2016. As a percentage of total net revenues, fulfillment expenses were 5.4% for the third quarter of 2017, compared to 6.0% in the same quarter of 2016 and 5.5% in the second quarter of 2017.

•             Selling and marketing expenses in the third quarter of 2017 were $17.8 million, compared with $13.3 million in the same quarter of 2016. As a percentage of total net revenues, selling and marketing expenses were 23.1% for the third quarter of 2017, compared to 20.6% in the same quarter of 2016 and 23.1% in the second quarter of 2017.

•             General and administrative (G&A) expenses in the third quarter of 2017 were $6.6 million, compared with $7.8 million in the same quarter of 2016. As a percentage of total net revenues, G&A expenses were 8.6% for the third quarter of 2017, compared with 12.2% in the same quarter of 2016 and 9.1% in the second quarter of 2017. G&A expenses in the third quarter of 2017 included $2.5 million in technology investments, compared with $3.1 million in the same quarter of 2016.

Loss from operations was $2.0 million in the third quarter of 2017, compared with a loss from operations of $2.5 million in the same quarter of 2016.

Net loss was $1.8 million in the third quarter of 2017, compared with a net loss of $2.3 million in the same quarter of 2016.

Net loss per American Depository Share (“ADS”) was $0.03 in the third quarter of 2017, compared with net loss per ADS of $0.03 in the same quarter of 2016. Each ADS represents two ordinary shares.

Non-GAAP net loss was $2.9 million in the third quarter of 2017, compared with non-GAAP net loss of $1.1 million in the same quarter of 2016.

Non-GAAP net loss per ADS was $0.04 in the third quarter of 2017, compared with non-GAAP net loss per ADS of $0.02 in the same quarter of 2016.

For the third quarter of 2017, the Company’s weighted average number of ADSs used in computing the loss per ADS was 68,817,110.

As of September 30, 2017, the Company had cash and cash equivalents and restricted cash of $71.1 million, compared with $79.9 million as of June 30, 2017.

Share Repurchase Program Extension

On June 15, 2017, the Company announced the extension of its existing share repurchase program for an additional twelve month period from June 15, 2017 through June 14, 2018 to continue to repurchase up to the remaining balance of the $10 million of its American Depositary Shares (“ADSs”).  As of September 30, 2017, the Company had repurchased a total of $1.8 million of its ADSs.

Business Outlook

For the fourth quarter of 2017, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $97 million and $100 million, which represents an increase of approximately 2% to 5% year-over-year. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, December 13, 2017 to discuss its financial results and operating performance for the third quarter 2017. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 6772059

A telephone replay will be available two hours after the conclusion of the conference call through December 20, 2017. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 6772059

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues and share-based compensation. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of September 30,
	2016	2017
ASSETS
Current Assets
Cash and cash equivalents	89,517	69,630
Restricted cash	1,559	1,437
Accounts receivable	2,401	2,281
Inventories, net	10,587	11,343
Prepaid expenses and other current assets	9,674	15,366
Total current assets	113,738	100,057
Property and equipment, net	1,071	840
Acquired intangible assets, net	215	202
Goodwill	690	690
Long-term rental deposit	638	675
Long-term investment	1,849	5,067
TOTAL ASSETS	118,201	107,531

LIABILITIES
Current Liabilities
Accounts payable	22,523	14,920
Advance from customers	8,758	12,674

Accrued expenses and other current liabilities	21,084	19,407
Total current liabilities	52,365	47,001
TOTAL LIABILITIES	52,365	47,001

EQUITY
Ordinary shares	10	11
Treasury shares, at cost	(20,806)	(21,837)
Additional paid-in capital	236,949	238,439
Accumulated deficit	(149,738)	(155,747)
Accumulated other comprehensive loss	(579)	(336)
TOTAL EQUITY	65,836	60,530
TOTAL LIABILITIES AND EQUITY	118,201	107,531

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30, 2016	September 30, 2017
Net revenues
Product sales	56,010	72,383
Services and others	8,352	4,694
Total net revenues	64,362	77,077
Cost of revenues
Product sales	(34,027)	(45,946)
Services and others	(7,818)	(4,513)
Total cost of revenues	(41,845)	(50,459)
Gross profit	22,517	26,618
Operating expenses
Fulfillment	(3,871)	(4,168)
Selling and marketing	(13,278)	(17,839)
General and administrative	(7,820)	(6,613)
Total operating expenses	(24,969)	(28,620)
Loss from operations	(2,452)	(2,002)
Exchange gain (loss) on offshore bank accounts	5	(9)
Interest income	203	176
Loss before income taxes	(2,244)	(1,835)
Income taxes expenses	—	(9)
(Loss) Gain from equity method investments	(23)	35
Net loss	(2,267)	(1,809)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	137,878,122	137,634,221
—Diluted	137,878,122	137,634,221

Net loss per ordinary share
—Basic	(0.02)	(0.01)
—Diluted	(0.02)	(0.01)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.03)	(0.03)
—Diluted	(0.03)	(0.03)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30, 2016	September 30, 2017
Net revenues	64,362	77,077
Foreign exchange impact on net revenues*	594	(1,549)
Non-GAAP net revenues	64,956	75,528

Gross profit	22,517	26,618
Foreign exchange impact on net revenues*	594	(1,549)
Non-GAAP gross profit	23,111	25,069

Loss from operations	(2,452)	(2,002)
Foreign exchange impact on net revenues*	594	(1,549)
Share-based compensation expenses	540	441
Non-GAAP income (loss) from operations	(1,318)	(3,110)

Net loss	(2,267)	(1,809)
Foreign exchange impact on net revenues*	594	(1,549)
Share-based compensation expenses	540	441
Non-GAAP net income (loss)	(1,133)	(2,917)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per ordinary share
—Basic	137,878,122	137,634,221
—Diluted	137,878,122	137,634,221

Non-GAAP net income (loss) per ordinary share
—Basic	(0.01)	(0.02)
—Diluted	(0.01)	(0.02)

Non-GAAP net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.02)	(0.04)
—Diluted	(0.02)	(0.04)

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of September 2017 will be calculated by the average of the daily exchange rates in September 2016 times the respective original foreign currency net revenues in September 2017.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	September 30, 2016	September 30, 2017
Net loss	(2,267)	(1,809)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	277	174
Share-based compensation	540	441
Inventory write-down	565	701
Exchange gain (loss) on offshore bank accounts	(5)	9
Loss(Gain) from equity method investments	23	(35)
Changes in operating assets and liabilities
Accounts receivable	(426)	(187)
Inventories	(2,133)	(2,314)
Prepaid expenses and other current assets	(3,317)	(2,247)
Accounts payable	(790)	(2,284)
Advance from customers	506	(83)
Accrued expense and other current liabilities	(597)	(785)
Long-term rental deposit	—	(15)
Net cash used in operating activities	(7,624)	(8,434)
Cash flows from investing activities
Purchase of property and equipment	(157)	(67)
Withdraw in restricted cash	123	41
Net cash provided by investing activities	(34)	(26)
Cash flows from financing activities
Payment of private placement offering expenses	(187)	—
Repurchase of ordinary shares	(195)	(451)
Net cash used in by financing activities	(382)	(451)
Effect of exchange rate changes on cash and cash equivalents	(21)	102
Cash and cash equivalents at beginning of period	96,129	78,439
Cash and cash equivalents at end of period	88,068	69,630